Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice regarding the Ordinary and Special Shareholders’ Meeting

(Call Notice for OSSM of Ultrapar Participações S.A., of April 10, 2008)

Item 1
ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Call Notice

ORDINARY AND SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar are hereby invited to attend the Ordinary and Special Shareholders' Meeting, to be held on April 28, 2008, at 2:00 p.m., at Company Headquarters located at Av. Brigadeiro Luís Antônio, Nº 1343, 9th floor, in the City and State of São Paulo, in order to vote on the following matters:

At the Special Shareholders’ Meeting

1)	Approve the modification of the maximum number of members of the Board of Directors, altering it from 7 to 8, with the consequent modification of Article 17 of the Company Bylaws;

2)	Consolidation of the Company Bylaws.

At the Ordinary Shareholders’ Meeting

1)	To examine and approve the management report, financial statements and balance sheets referring to the year ended on December 31, 2007, supported by a report from our Independent Auditors;

2)	To ratify the approval of the capital budget for the year 2008, in accordance with the decision of the Board of Directors on February 20, 2008;

3)	To decide on the destination of net earnings for the year ending, with the ratification of dividends referring to this said period, already distributed and paid;

4)	To elect the members of the Board of Directors, and to set the management's remuneration;

5)	To elect the members of the Fiscal Council and set their remuneration.

We hereby announce that the minimum percentage of voting capital necessary for requesting a multiple vote for the election of members of the Board of Directors is 5% (five percent) of the voting capital, according to CVM Instruction Nº 282/98.

We also inform that the election of the members of the Board of Directors must consider the composition to be approved at the Extraordinary Shareholders’ Meeting here called.

In order to attend the General Shareholders Meeting, holders of nominative shares that are held in collective custody must provide a shareholder position statement, provided by the custodial body, showing the respective shareholding, at a minimum of two working days in advance of the meeting date.

The shareholder’s position as the holder of common shares shall be proven by consultation of the share registry book.

Shareholders may be represented at the General Shareholders Meetings by a proxy constituted less than a year in advance, being the proxy a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents the holders of the funds under management. The presentation of the respective power of attorney is required and must be deposited at Company Headquarters with the Investor Relations Department no later than 5:30 p.m. on April 25, 2008. Failure to do so will result in the inability to act as proxy.

São Paulo, April 10th, 2008

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 11, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer